

Mail Stop 3628

September 17, 2010

<u>Via Facsimile 415-677-6262 and U.S. Mail</u>
Mr. Brent Donaldson
Series B (CPA 14) of Tender Investors, LLC
c/o Tender Investors Manager LLC
6114 La Salle Ave. #345
Oakland, CA 94611

> **Re:** **Corporate Property Associates 14 Incorporated**
> **Schedule TO-T/A**
> **Filed September 15, 2010**
> **by Series B (CPA 14) of Tender Investors, LLC, Tender Investors Manager LLC and Apex Real Estate Advisors, LLC**
> **File No. 5-62281**

Dear Mr. Donaldson:

We have limited our review of the amended filing to the issue we have addressed in our comment.

<u>Schedule TO-T/A</u>

1. As noted by the staff previously in prior communications, the offer does not appear to have been validly terminated in accordance with the offer conditions specified in the Offer to Purchase. Accordingly, it appears the offerors have elected to ignore the binding commitment made to purchase tendered shares. Please be advised that when a tender offer has been terminated for any reason or in the exclusive discretion of the offerors, the tender offer is considered illusory and may constitute a "fraudulent, deceptive or manipulative" practice within the meaning of Exchange Act Section 14(e). See Exchange Act Release 43069 (July 2000) at Section II.B (also explaining that offerors "should disclose all material conditions to the offer:")

The Division of Corporation Finance will not undertake any further review of the Schedule TO-T or amendments thereto at this time. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions

Cc (via facsimile):   Edward Deibert, Esq.
Howard, Rice, Nemerovski, Canady, Falk, & Rabkin PC